Exhibit 99.1

Fuqin Fintech Limited Announces

Effectiveness of Registration Statement on Form F-1

BEIJING, Oct. 1, 2018 /PRNewswire/ -- Fuqin Fintech Limited (“Fuqin”, or the “Company”), an online lending marketplace platform operator facilitating automobile-collateralized loans between borrowers and investors, announced that on September 28, 2018,  its registration statement on Form F-1, relating to a proposed initial public offering (“IPO” or the “Offering”) of its ordinary shares, par value $0.0001 per share, for gross proceeds of up to $21,000,000, has been declared effective with the U.S. Securities and Exchange Commission (“SEC”). The Company expects to offer a minimum of 2,000,000 and a maximum of 3,500,000 shares at a price range of $5.00 to $6.00 per share. Fuqin has applied to list its ordinary shares on The NASDAQ Capital Market under ticker symbol “FQJR”.

The offering will be sold on a best-efforts basis. Boustead Securities, LLC will act as the lead underwriter and book-running manager for the IPO. Shenwan Hongyuan Securities (H.K.) Limited and Shengang Securities Co, Ltd. will act as selected dealers for the IPO.

A preliminary prospectus relating to the Offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov.

The offering of these securities will be made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus relating to the Offering, when available, may be obtained by contacting Boustead Securities, LLC, by email: offerings@boustead1828.com or by calling +1 (949) 502-4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618, USA, or the above-referenced SEC website.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Fuqin Fintech Limited

Headquartered in Beijing with branch outlets covering 86 second-, third-, and fourth-tier cities across China, Fuqin facilitates automobile-collateralized loans through its online lending marketplace platform. As of December 31, 2017, the Company has facilitated an accumulated amount of over RMB 2.24 billion (approximately US $332 million) in loans between borrowers and investors since its inception in 2014. For more information about the Company, please visit www.fuqinjinrong.com.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit www.boustead1828.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding listing on the NASDAQ Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the peer-to-peer lending industry in China; reputation and brand; the impact of competition and pricing; government regulations and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:
Xingliang Li, CEO
Email: lixingliang@fuqinjinrong.com

Boustead Securities, LLC
Dan McClory, Managing Director and Head of Equity Capital Markets
Email: dan@boustead1828.com
Phone: +1-949-502-4408

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

SOURCE Fuqin Fintech Limited